

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

Henry W. Bromley
Chief Financial Officer
Kidoz Inc.
1685 West 4th Avenue, Suite 220
Vancouver, BC, V6J 1L8 Canada

> **Re: Kidoz Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 333-120120-01**

Dear Henry W. Bromley:

We have reviewed your December 22, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2022

General

1. We note your response to prior comment 1. Through January 11, 2023 you used reporting forms applicable to U.S. domestic companies (i.e., Forms 10-K, 10-Q and 8-K). Starting February 22, 2023 through November 28, 2023 you used reporting forms applicable to foreign private issuers (i.e., Forms 20-F and 6-K). On December 1, 2023 you used a Form 8-K. Please explain to us the basis for the inconsistency in the type of form (i.e., domestic and foreign) used and the consideration you have given to whether moving between these form types creates confusion and/or incomplete disclosure for investors.

2.   You disclose effective January 1, 2023 Kidoz Inc. "continued out of the jurisdiction of the Anguillian Business Companies Act, 2022, and into the jurisdiction of the Canada Business Corporations Act." In exhibit 99.4 of the Form 8-K filed January 5, 2023, you report effective December 9, 2022, "the Company" merged with its subsidiary, Coral Reef Marketing Inc., an Anguilla Company, surviving the merger under the name, "Kidoz Inc." Please explain to us who "the Company" represents for this purpose. Additionally, provide us with an analysis under the Securities Act of 1933, as amended, and the regulations and rules thereunder supporting your conclusion as to whether the change in domicile is a transaction subject to registration under this act or is exempt from registration thereunder.

    Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services